BB 12/8

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SECURI[barcode] MISSION

04019667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 30076

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2004
WASH. D.C.
185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-03 (MM/DD/YY) AND ENDING 9-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio Savings Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 East Ninth Street
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan W. Presby (216) 588-4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1375 East Ninth Street (Address) Cleveland (City) Ohio (State) 44114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/21-09

OATH OR AFFIRMATION

I, Carol Severino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio Savings Securities, Inc., as of November 15, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Severino
Signature

Vice President
Title

Rose Ann DiVincenzo
Notary Public

Rose Ann DiVincenzo
Notary Public, State of Ohio
My Commission Expires January 23, 2007
Recorded In Lake County

NOTARIAL SEAL
STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Table of Contents

KPMG

KPMG LLP
Suite 2600
One Cleveland Center
1375 East Ninth Street
Cleveland, OH 44114-1796

Independent Auditors' Report

The Board of Directors
Ohio Savings Securities, Inc.:

We have audited the accompanying statement of financial condition of Ohio Savings Securities, Inc. (the Company), a wholly owned subsidiary of Ohio Savings Financial Corporation as of September 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Savings Securities, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 5, 2004

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Statement of Financial Condition

September 30, 2004

Assets		
Cash and cash equivalents	$	1,071,337
Investment in NASD stock		3,300
Receivables from brokers and dealers		601,341
Accounts receivable due from affiliate		18,713
Deposit with clearing broker		75,292
Equipment, net		118,156
Federal income tax receivable		391
Prepaid expenses and other assets		22,674
	$	1,911,204
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	453,995
Deferred tax liability		20,600
Total liabilities		474,595
Stockholder's equity:		
Capital stock, no par value. Authorized, issued, and outstanding 500 shares		500
Paid-in capital		2,549,500
Accumulated deficit		(1,113,391)
Total stockholder's equity		1,436,609
	$	1,911,204

See accompanying notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Statement of Operations

Year ended September 30, 2004

Revenues:		
Commissions	$	5,428,686
Interest		2,794
Management fees – Ohio Savings Insurance Agency		62,977
		5,494,457
Expenses:		
Compensation		2,977,634
Management fees – Ohio Savings Bank		1,286,551
Clearance charges		192,126
Communications and data processing		113,424
Equipment rental and office occupancy expenses		99,644
Realized loss on sale of securities		3,889
Other operating expenses		170,733
		4,844,001
Income before Federal income taxes		650,456
Federal income tax expense:		
Current		224,500
Deferred		3,300
		227,800
Net income	$	422,656

See accompanying notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2004

		Capital stock	Paid-in capital	Accumulated deficit	Total
Balance at September 30, 2003	$	500	2,549,500	(1,536,047)	1,013,953
Net income		—	—	422,656	422,656
Balance at September 30, 2004	$	500	2,549,500	(1,113,391)	1,436,609

See accompanying notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Statement of Cash Flows

Year ended September 30, 2004

Cash flows from operating activities:		
Net income	$	422,656
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		43,086
Increase in deferred tax liability		3,300
Changes in assets and liabilities:		
Increase in receivables from brokers and dealers		(462,638)
Increase in intercompany accounts receivable		(18,713)
Increase in deposit with clearing broker		(17,842)
Increase in prepaid expenses and other assets		(15,395)
Decrease in federal income tax receivable		302,647
Increase in accounts payable and accrued expenses		234,158
Net cash provided by operating activities		491,259
Cash flows from investing activities:		
Purchase of equipment		(20,065)
Net cash used in investing activities		(20,065)
Increase in cash and cash equivalents		471,194
Cash and cash equivalents at beginning of year		600,143
Cash and cash equivalents at end of year	$	1,071,337
Supplemental cash flow information:		
Cash received from parent for income taxes, net of payments	$	78,147

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Ohio Savings Securities, Inc. (the Company) is a registered nonclearing broker and dealer in securities. The Company was incorporated in June 1983, obtained its securities dealer licenses in January 1984, and began offering accounts shortly thereafter. The Company primarily operates in Ohio and Florida by offering investment advice and completing transactions for its customers. The Company is a wholly owned subsidiary of Ohio Savings Financial Corporation.

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

(b) Investments

The Company holds an investment in NASD stock which is considered available for sale and is valued at fair value, which approximates cost. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from investment transactions are reported on the specific identification method.

(c) Depreciation

Depreciation is provided on a straight-line basis using the estimated useful life of assets ranging from three to ten years.

(d) Revenue Recognition

The Company records securities transactions on a trade date basis.

(2) Related-party Transactions

The Company maintains noninterest bearing deposits at Ohio Savings Bank (Bank), a wholly owned subsidiary of Ohio Savings Financial Corporation. As of September 30, 2004, the Company held $726,648 on deposit with the Bank.

Under an agreement with the Bank, the Bank provides certain management services for the benefit of the Company. Services include office space, furnishings, general management, accounting, and clerical services. In consideration for the services provided, the Company paid the Bank $1,286,551 in management fees and $48,115 in rent for the year ended September 30, 2004. In addition, the Bank pays select operating expenses for the Company for which the Company subsequently reimburses the Bank. At September 30, 2004, the Company had receivables in the amount of $18,713 due from the Bank.

(Continued)

Under an agreement with Ohio Savings Insurance Agency, a wholly owned subsidiary of Ohio Savings Financial Corporation, the Company provides certain management services for the benefit of Ohio Savings Insurance Agency. Services include general management, sales and clerical services. In consideration for the services provided, Ohio Savings Insurance Agency paid the Company $62,977 in management fees for the year ended September 30, 2004.

(3) Office Properties and Equipment

At September 30, 2004, office properties and equipment, less accumulated depreciation and amortization, consisted of the following:

Furniture and fixtures	$	78,559
Equipment		176,399
Leasehold improvements		19,110
		274,068
Less accumulated depreciation and amortization		(155,912)
	$	118,156

(4) Federal Income Taxes

The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, Ohio Savings Financial Corporation. For financial statement purposes, the Company provides federal income taxes in accordance with the asset and liability method as if it filed separately. The federal income tax benefit shown in the accompanying statement of operations is equal to approximately 35% of the Company's pretax accounting income for fiscal 2004.

The net tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2004, are as follows:

Deferred tax assets:		
Accrued expenses	$	2,268
Total gross deferred tax assets		2,268
Valuation allowance		—
Net deferred tax assets		2,268
Deferred tax liabilities:		
Prepaid expenses		3,722
Premises and equipment primarily due to differences in depreciation		19,146
Total gross deferred tax liabilities		22,868
Net deferred tax liability	$	(20,600)

Under the asset and liability method of accounting for income taxes, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of September 30, 2004.

(5) Net Capital Rule

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Such rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealers, Inc., the Company may be prohibited from expanding its business if its ratio of "aggregate indebtedness" to "net capital" exceeds 10 to 1.

The Company is required to maintain minimum "net capital" of $50,000 according to the Uniform Net Capital Rule. The Company's "net capital" and ratio of "aggregate indebtedness" to "net capital" at September 30, 2004 were $458,132 and 1.04, respectively.

(6) Rule 15c3-3 Exemption

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Revenue Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

September 30, 2004

Computation of net capital:		
Total stockholders' equity	$	1,436,609
Deductions and other charges – nonallowable assets:		
Receivables from brokers and dealers		478,641
Equipment		118,156
Receivable from affiliate, prepaid expenses and other assets		41,387
Other deductions and charges		340,293
Total deductions and other charges		978,477
Net capital	$	458,132
Aggregate indebtedness – item included in statement of financial condition:		
Accounts payable and accrued expenses	$	453,995
Deferred federal income taxes		20,600
Total aggregate indebtedness	$	474,595
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	408,132
Ratio: aggregate indebtedness to net capital		1.04
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2004):		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	458,523
Audit adjustment to properly state:		
Deferred tax liability		(391)
Net capital per above	$	458,132

See accompanying independent auditors' report.

KPMG LLP
Suite 2600
One Cleveland Center
1375 East Ninth Street
Cleveland, OH 44114-1796

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Ohio Savings Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Ohio Savings Securities, Inc. (a wholly owned subsidiary of Ohio Savings Financial Corporation) (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 5, 2004